Pricing Sheet Relating to Preliminary Terms No. 169
Registration Statement No. 333-131266
Dated December 26, 2006
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

January 2007
PLUS based on the Dow Jones Industrial AverageSM due February 20, 2008
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – January 24, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$10
Original issue price:	$10 (see “Commissions and issue price” below)
Aggregate principal amount:	$8,800,000
Pricing date:	January 24, 2007
Original issue date:	January 31, 2007
Maturity date:	February 20, 2008
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:	If final index value is less than or equal to initial index value
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.
If final index value is greater than initial index value
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Leverage factor:	200%
Maximum payment at maturity:	$11.15 (115% of the stated principal amount)
Initial index value:	12,621.80, the index closing value on the pricing date
Final index value:	The index closing value on the index valuation date
Index valuation date:	February 15, 2008, subject to adjustment for certain market disruption events
CUSIP:	61750V857
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(2)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per PLUS Total	$10.00 $8,800,000	$0.15 $132,000	$9.85 $8,668,000

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

(2)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see “Issue price” on page 4 of the Preliminary Terms for further details.

“Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in the PLUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 169 dated December 26, 2006
Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006